SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -------------------------------------

                                 Amendment No. 2
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)
                         -------------------------------

                            MISSISSIPPI POWER COMPANY
                                (Name of Issuer)

                              THE SOUTHERN COMPANY
                      (Name of Person(s) Filing Statement)

                  TITLE                                            CUSIP NUMBER
-----------------------------------------------------------------------------
         Mississippi Power Company,
                  Preferred Stock
                  4.40% Series                                         605417203
                  4.60% Series                                         605417302
                  4.72% Series                                         605417401

------------------------------------------------------------------------------
                         (Title of Class of Securities)
                      (CUSIP Number of Class of Securities)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303
                                 (770) 393-0650

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

     W. L. Westbrook                       John D. McLanahan, Esq.
 Financial Vice President                    Troutman Sanders LLP
   The Southern Company             600 Peachtree Street, N.E., Suite 5200
270 Peachtree Street, N.W.                  Atlanta, Georgia 30308
  Atlanta, Georgia 30303

                                November 3, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
$9,886,813                                                        $1,978


* Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

         /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,978

Form or Registration No.:  Schedule 13E-4

Filing Party:                       The Southern Company

Date Filed:                         November 3, 1997

         This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated November 3, 1997, as amended by Amendment No. 1 to Schedule 13E-4 dated November 26, 1997 (collectively, the "Statement"), each filed by The Southern Company, a Delaware corporation, relating to its offer to purchase any and all outstanding shares of the series of preferred stock listed above of Mississippi Power Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated November 3, 1997, and in the related Letter of Transmittal, copies of which are attached as Exhibits 99.(a)(1) and 99.(a)(2) to the Statement.

         Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement.

Item 1.  Security and Issuer.

         Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

         The Offer expired at 5:00 p.m., New York City time, on December 10, 1997 in accordance with its terms. On December 16, 1997, Southern purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:

                                            Shares
         Series of Preferred                Purchased         Purchase Price
         4.40% Series                         30,524           $2,659,556.12
         4.60% Series                         11,505              989,199.90
         4.72% Series                         32,065            2,997,115.55
                  Total                       74,094           $6,645,871.57

Item 2.  Source and Amount of Funds or Other Consideration.

         Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

         The total amount required by Southern to purchase the Shares pursuant to the Offer was $6,645,871.57, excluding fees and other expenses. Southern paid the purchase price to The Bank of New York, as Depositary, at 11:30 a.m., Atlanta time, on December 16, 1997 by wire transfer and received funds that afternoon from the Company to cover that position.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         Item 3 of the Statement is hereby amended and supplemented by adding thereto the following:

         The Shares purchased by Southern pursuant to the Offer were subsequently sold to the Company and were thereupon retired and canceled. As a result thereof, the Company has outstanding, as of December 16, 1997, a total of 9,476 Shares of the 4.40% Series, 8,594 Shares of the 4.60% Series and 17,935 Shares of the 4.72% Series.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 22, 1997

                                    THE SOUTHERN COMPANY

                                    By:_/s/Tommy Chisholm_____________
                                            Tommy Chisholm
                                            Secretary